INVEST IN **VALUE BUDDY**

AI-powered SMB lending technology



Our platform automates required business valuations and identifies lending risks
SBA-compliant, data driven valuations
via computer vision and semantic search
AI-powered risk assessment reports
via machine learning
AI agents for underwriting
via RAG and agentic AI
Demo-lition
Identify hidden lending risks
with our AI-powered risk assessment

hellovaluebuddy.com Louisville, KY

Highlights

1. $180K in revenue since going live in April 2024, growing at 40% month-over-month
2. 17 banking customers - incl. 4 of the top 10 largest SBA lenders
3. $1,00,000 raised from institutional VCs and angel investors
4. Techstars '24 portfolio company
5. 1 of 9 companies in the US to be accepted into the Bank of America Breakthrough Labs Accelerator.
6. 2024 Vogt Awards, 2024 Venture Atlanta, 2024 Venture Tech

Featured Investors

Keyhorse Capital (KSTC)
Notable Investor
Follow
Invested $430,000

Zeeshan Bhatti, Head of Platform, Associate
"Value Buddy is revolutionizing business valuations for SBA lenders. With strong execution from Ace, the company's momentum and unique value proposition make it a fintech AI game-changer"



Techstars
Notable Investor
Follow
Invested $100,000

Tre Baker, Managing Director

"Ace McGill is one of, if not THE, most motivated founder I have ever met. Easy bet. Great bet.

Congrats, brother. Well deserved and would like to participate in your follow-on financing round."



Porter Sablan Capital   Follow   Invested $100,000 ⓘ

Kevin Porter , Managing Partner

"I am so proud of the progress Ace has made and have truly enjoyed being part of this company story. Their dedication and vision have been inspiring, and I'm confident that great things are ahead for Value Buddy."



Garrett French   Follow   Invested $150,000 ⓘ
Syndicate Lead

I invest in people contributing to an inclusive, thriving Louisville, KY start up ecosystem.

"I led this round because Ace builds like a STEWARD, not a sprinter.

Louisville needs more founders like him: grounded, resource-aware, and DEEPLY KNOWLEDGEABLE about the space they're building into.

I probably over indexed on this fact, but Ace drives an old paid-off Camry he keeps in mint condition.

That's not "quirky" from where I sit - I'd already decided to invest when he pulled up in my driveway for our conversation hike, but that cemented my decision.

Lastly, I love finding founders who build into slow, opaque and antiquated spaces where spreadsheets still rule (no offense, banks). And the fact he had vibrant sales and shorter-than-expected close time lines?

EASY YES."

Team



Ace McGill   CEO

20 years of experience leading valuations teams for Fortune 100 companies before Value Buddy.





Tim Gbur   Director of Valuations

Expert in SBA business valuations having prepared over 1,000 reports for top SBA lenders across the country

in

The future of small business lending



Value Buddy

AI-powered valuations for acquisition loan underwriting

ace@hellovaluebuddy.com   hellovaluebuddy.com

The silver tsunami of baby boomers retiring will result in 5M businesses changing hands



1,500 baby boomers will sell their business _each day_ over the next decade

---

3rd party business valuations are required to underwrite business acquisition loans



The SBA and most banks require 3rd party valuations to underwrite business acquisitions loans

---

The underwriting valuation market is fragmented with no tech-enabled solutions

	Value Buddy	Generalist valuation firms	Local CPAs
SBA-compliant valuation report	✓	✓	✓
Lending risk assessment	✓	✗	✗
AI underwriting assistant	✓	✗	✗
Delivery time	3 to 5 days	~14 days	~30 days
Cost	$1,800	$3,000+	Up to $8,000

Banks and small businesses bear the burden of broken acquisition loan underwriting processes











Underwriting valuations cost up to $8K
~$15B problem
SBA loans see a 5x higher default rates than other loans
~$759M problem
Source: BizEquity, FDIC, Forbes, NerdWallet, SBA

This problem creates a $4.1B SAM
as each year banks issue...
~2.3M
Business acquisition loans
~58K
SBA 7a loans
Creating a $4.1B underwriting valuation SAM per year*
Note: * Assuming each valuation costs $1.8K (Value Buddy's market-leading pricing)

Our AI underwriting valuation platform identifies acquisition risk and slashes underwriting fees
Demo-lition
Identify hidden lending risks
with our AI-powered risk assessment
SBA-compliant, data driven valuations
via GenAI and semantic search
AI-powered risk assessment reports
via GenAI and machine learning
AI-powered underwriting assistant
via GenAI and retrieval augmented generation

How we make money
SaaS platform
Fully automated
Streamlines internal underwriting
Valuation & risk insights
Tiered annual pricing (~$579/valuation)
+
Tech-enabled services
Manually certified
Fulfills SBA requirements
Valuation & risk insights
Annual contract ($1800/valuation)



Future-looking projections cannot be guaranteed.





Forward-looking projections cannot be guaranteed. Additionally, only $124k of the round will be raised through Wefunder.




Valuations are our wedge to sell a suite a loan origination tools to banks
Valuations
• Relies on external parties
• Required by SBA / bank policies
• Highly technical & expensive
• Lending bottleneck
Applicant readiness & qualification
Loan packaging & processing
Automated credit decisioning
Quality control & loan funding
• Internal processes
• Less regulated by SBA
• Value-added offerings